ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

June 15, 2023

via edgar

Elisabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds Trust (the “Registrant”)

Initial Registration Statement on Form N-1A (File Nos. 333-260527 and 811-23751)

Dear Ms. Bentzinger:

Below are responses to your comments, which we received from you via telephone on January 21, 2022, with regard to pre-effective amendment no. 2 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 18, 2022.

The Staff’s comments, along with the Registrant’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

Statutory Prospectuses

1.	Comment: The discussion in the section of the statutory prospectuses titled “Description of Principal Investment Risks” states that tax risk is a principal risk for Retail Prime Obligations Fund but it is only a principal risk for Retail Tax Free Obligations Fund. Please edit the disclosure accordingly.

Response: The requested change has been made.

2.	Comment: Disclosure in the section titled “Additional Information on Purchasing and Redeeming Fund Shares—Transactions through Financial Intermediaries and Timing of Orders” states that a shareholder should contact his or her financial intermediary to determine the time by which it must receive a purchase or redemption order to receive same day processing, suggesting that such intermediaries may impose cut-off times earlier than those imposed by the Funds and disclosed in the prospectus. Please explain how the intermediary’s imposition of an early cut- off time is consistent with Rule 22c-1 under the Investment Company Act of 1940, as amended (“1940 Act”) to effect purchase and redemption orders at the current net asset value next computed after receipt of a purchase or redemption request.

Response: The Registrant notes that the Commission has stated that the purpose of adopting Rule 22c-1 was to “eliminate or reduce so far as reasonably practicable any dilution of the value of outstanding redeemable securities of registered investment companies through (i) the sale of such securities at a price below their net asset value or (ii) the redemption or repurchase of such securities at a price above their net asset value.” 1940 Act Release No. 5519 (October 16, 1968).

The Prospectus discloses that the Funds generally calculate their NAV per share as of the time specified in the table under the section titled “Additional Information on Purchasing and Redeeming Funds Shares—Calculating Net Asset Value” on each business day that the Funds are open. Consistent with Rule 22c-1, the Funds do not impose an earlier cut-off time than the pricing time indicated in the aforementioned table.

The Funds’ intermediaries typically trade through omnibus accounts held at the Funds’ transfer agent. Trades by clients of such intermediaries are most often made through the intermediaries’ electronic trading platforms. Such intermediaries (not the Funds) generally impose a cut-off time (usually 15 minutes) before a Fund’s pricing time for purchase and redemption requests for shareholders who choose to transact through an intermediary’s trading platform. This provides the intermediary with sufficient time to ensure that trade requests are in proper form and to calculate and communicate the net trade in the omnibus account to the Fund’s transfer agent prior to each Fund’s pricing time. 1 We understand that intermediaries generally have procedures in place to accommodate their clients who submit trade requests in the intervening period between the intermediaries’ trading platform cut-off times and a Fund’s pricing time (e.g., the intermediary may contact the transfer agent directly by phone prior to the Fund’s pricing time), assuming the intermediary is able to determine that the request is in proper form during such intervening period. Requests received by intermediaries after their designated trading platform cut-off times, but before the cut-off times established by a Fund, will not have been received (as described in Rule 22c-1(a)) by a Fund until the next day unless a determination as to proper form can be made prior to the designated cut-off time.

1 For example, currently, if a financial intermediary receives $10 million in purchase orders by 3:30 p.m., in accordance with the Fund's cut-off time of 3:45 p.m. and a financial intermediary's internal cut-off time of 3:30 p.m., the financial intermediary would have sufficient time to process and transmit the order to the Fund by 3:45 p.m., and the Fund would have sufficient time to process the orders, calculate the required trades and place those trades before the markets close. However, absent a transaction cut-off time, the financial intermediary would likely not have enough time to process and transmit the orders in time to meet the Fund's cut-off time. In such a scenario, the Fund would have $10 million in cash subject to market volatility and potential dilutive effects that may occur between market close and market open the next day. Such a scenario would be inconsistent with the aims of Rule 22c-1.

Consistent with the purpose of Rule 22c-1, the Funds and their transfer agent do not “receive” purchase or redemption requests after the cut-off times disclosed in the Prospectus. If a shareholder attempts to initiate a trade after the cut-off times, the shareholder would be informed that the trade would be processed on the following business day and would receive the following day’s NAV. Consequently, each purchase and redemption is effected at the current NAV next determined after receipt of the purchase or redemption order consistent with Rule 22c-1.

In accordance with the terms of the agreement between the Funds’ distributor and each intermediary, the intermediary serves as agent for its customers – not as agent for the Funds, the Funds’ distributor or any other intermediary.

The Commission recognized this practice in 1940 Act Release No. 32316 (October 13, 2016), wherein it noted that, “[a]s a practical matter, this calculation method gives broker-dealers, retirement plan administrators, and other intermediaries additional time to transmit transactions submitted before the cut-off time on the trade date, which then may be reflected in computation of the fund’s NAV on the business day following the trade date.”

For the foregoing reasons, the Registrant respectfully believes that the imposition by financial intermediaries of transaction cut-off times is a reasonable practice that is consistent with the purpose of Rule 22c-1.

Statement of Additional Information

Investment Restrictions

3.	Comment: The concentration policy for Government Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund states that they will not concentrate in a particular industry, except that there shall be no limitation on the purchase of obligations of domestic commercial banks, excluding for this purpose, foreign branches of domestic commercial banks. Because Government Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund invest solely in U.S. government securities, U.S. Treasury obligations, or repurchase agreements secured by such securities, these funds will not invest in any industry. As such, please clarify the concentration policy with regard to these funds.

Response: The Registrant respectfully notes that Release No. 9011 (Oct. 30, 1975) (“Release 9011”), applicable to funds relying on Rule 2a-7 under the 1940 Act, such as the Funds, states that "the [S]taff is of the view that [money market] funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in government securities, as defined in the [1940 Act], and certain bank instruments issued by domestic banks provided that, with respect to the latter, additional disclosure is made concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments."

In reliance on the Staff’s guidance set forth in Release 9011, the Registrant has further revised the policy to clarify the type and nature of the various instruments in which the Funds may invest. For the avoidance of doubt, the Funds do not retain discretion as to when or whether they may concentrate in the banking industry.

4.	Comment: The first paragraph following the enumerated list of fundamental investment restrictions states, with respect to Retail Tax Free Obligations Fund, that municipal securities backed principally from the assets and revenues of non-governmental issuers are considered to be an industry. Please revise disclosure to indicate that this statement applies to all Funds.

Response: The disclosure has been revised accordingly.

5.	Comment: Please add disclosure required by Item 25(a)(3) of Form N-1A in the “Distributor” section of the SAI regarding commissions paid to the Funds’ underwriter.

Response: The disclosure has been revised accordingly.

Part C

6.	Comment: Please delete the reference in the Part C to items that will be filed by amendment, as there are not any exhibits that would be filed by amendment.

Response: The disclosure has been revised accordingly.

7.	Comment: Please revise the Opinion and Consent of Ropes & Gray LLP (the “Opinion”) to remove limitations on the ability of investors to rely on the Opinion.

Response: The Opinion has been revised as follows (deletions denoted by ~~strikethrough~~):

[…]

~~The opinion expressed herein is solely for your benefit in connection with the Registration Statement and may not be relied on in any manner or for any purpose by any other person, nor may copies be furnished to any other person without our prior written consent, except that you may furnish copies hereof: (a) to your independent auditor and legal counsel; (b) to any federal or state authority having regulatory jurisdiction over you; (c) pursuant to order or legal process of any court or governmental agency; and (d) in connection with any legal action arising out of the offering of Series shares as described in the Registration Statement.~~ The opinion expressed in this letter is limited to the matter set forth in this letter, and no other opinion should be inferred beyond the matter expressly stated. The opinion expressed herein is given only as of the date hereof, and we undertake no responsibility to update or supplement this opinion letter after the date hereof for any reason.

[…]

8.	Comment: Please amend the Declaration of Trust to include language as contained in the Registrant’s bylaws stating that a “derivative” claim does not include any derivative or other claim arising under the U.S. federal securities laws.

Response: The Registrant will amend its Declaration of Trust accordingly.

9.	Comment: Further to the above comment, please revise the disclosure in the Statement of Additional Information regarding derivative claims to reference the Trust’s Declaration of Trust in addition to the bylaws with regard to the provision which states a “derivative” claim does not include any derivative or other claim arising under the U.S. federal securities laws.

Response: The disclosure has been revised accordingly.

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/Rita Rubin
Rita Rubin

cc:	Paulita A. Pike, Esq.

Eric J. Thole

Jill M. Stevenson

Richard J. Ertel, Esq.